May 29, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
100 F Street, Northeast
Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Responses dated May 23, 2013
File No. 001-13358

Dear Ms. Jenkins,

On behalf of Viña Concha y Toro S.A. (the "Company"), we are responding to your letter dated May 23, 2013 regarding the review of the above-referenced filing. Pursuant to your discussion today with our counsel, Latham & Watkins LLP, the Company hereby confirms that it intends to provide the Staff of the Division of Corporation Finance (the "Staff") with the Company's response to the Staff's comments on or before June 28, 2013.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (56-2) 2476-5768.

Very truly yours,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.